

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

October 23, 2006

Mr. Darwin L. Stump
Chief Financial Officer
Petroleum Development Corporation
103 East Main Street
Bridgeport, West Virginia 26330

> **RE:** **Rockies Region Private Limited Partnership**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed October 3, 2006**
> **File No. 0-51959**

Dear Mr. Stump:

We have reviewed your filing and response letter dated October 3, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Business, page 1

1.   Please clarify the exact formations you targeted in the Wattenberg field. We believe your use of the term "the Codell formation or deeper" may not be an adequate description of your objectives in the development of your properties in this multi-formation field.

Title to Properties, page 3

2.   Please clarify in this section if any geological formations that produce
        hydrocarbons on the lands that you own are excluded from your interests. This
        should include all formations that produce or are prospective for hydrocarbons,
        regardless of the depths of your wells.

Partnership Prospects, page 4

3.   We have read your response to comment 3 of our letter dated August 31, 2006,
        regarding geological formations that may be excluded from your property
        interests. As we understand, the predominant hydrocarbon producing geological
        interval in the Wattenberg field is the J Sandstone. We believe the geological
        interval known as the Cordell formation is above the J Sandstone. If you do not
        have an interest in the J Sandstone or any significant hydrocarbon bearing
        formation below or above the Cordell formation you should fully disclose it.
        Under this scenario, you should include disclosure clarifying that J Sandstone is
        the predominant hydrocarbon producing geological interval in the Wattenberg
        field, but you do not have an interest in that zone or other hydrocarbon bearing
        zones, and that your wells will not be producing from those intervals. Please
        advise us of any additional information about your interest that you believe should
        be considered and which may result in an alternative view.

Risk Factors, page 11

Reductions in prices of oil and natural gas reduce the profitability, page 12

4.   Please disclose how much the price of gas in the Rocky Mountain region has
        changed from December 31, 2005 to the present; and explain the implications of
        this change for continued production and results of operations at the levels you
        report for 2005.

The high level of drilling activity could result in an oversupply of natural gas, page 12

5.   Please expand this risk factor to clarify that gas produced from the Rocky
        Mountain region typically sells at a material discount to gas produced from other
        regions of the country due to pipeline capacity constraints, and that this condition
        may exist for the foreseeable future, if consistent with your experience and
        outlook.

Information concerning reserves and future net revenues estimates is inherently
uncertain,
page 15

6.   Please reconcile your disclosure under this heading with the definition of proved
reserves set forth in Rule 4-10(a) of Regulation S-X, which states that proved
reserves are volumes that are reasonably certain to be recovered. If your proved
reserves are more risky than others in the industry, it may be necessary to reassess
the characterization of the related quantities as proved reserves. If you continue
to believe your disclosure is on point, please submit an analysis of the revisions
that would be necessary to only present quantities of oil and gas that fully comply
with the reserve definitions.

Notes to Financial Statements, page F-8

Note 7 – Supplemental Reserve Information, page F-14

7.   We have read your response to comment 4 of our letter dated August 31, 2006,
concerning your quantities of proved developed reserves, indicating you would
prefer to limit disclosure about partial periods of production to future filings. We
believe it would be meaningful for investors to know if your production was for
the entire quarter or less than the full quarter. We reissue prior comment 4.

Closing Comments

        We remind you that the Form 10 registration statement becomes effective
automatically under the Exchange Act 60 days from the date of filing, and the Exchange
Act reporting requirements become operative at that time.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are

Mr. Darwin L. Stump
Rockies Region Private Limited Partnership
October 23, 2006
page 4

responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

    You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Karl
Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the
financial statements and related matters. Please contact James Murphy, Petroleum
Engineer, at (202) 551-3703 if you have questions regarding comments on the
engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me
at (202) 551-3640 with any other questions. Direct all correspondence to the following
ZIP code: 20549-7010.

                                                            Sincerely,

                                                            H. Roger Schwall
                                                            Assistant Director

cc: M. Wojciechowski
        K. Hiller
        J. Wynn
        J. Murphy
        via facsimile
        Mr. Darwin Stump
        (304) 842-0913